EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratios)

Twelve Months Ending 31-December-01
Earnings available for fixed charges:
Earnings before income taxes (1)	$74,894
Add: Equity loss of minority-owned companies	971
Add: Dividends received from investees under the equity method	831
Add: Minority interest expense in majority-owned subsidiaries	59
Add: Fixed charges before capitalized interest	90,340
Add: Amortization of capitalized interest	7,509

Total earnings available for fixed charges	$174,604

Fixed charges:
Interest expense	$71,183
Interest portion of rental expense	18,907
Amortization of discount related to indebtedness	250

Total fixed charges before capitalized interest	90,340
Capitalized interest	3,070

Total fixed charges	93,410

Ratio of earnings to fixed charges	1.87

(1)
Includes the following one-time items: restructuring and impairment charges of $196 million ($137 million after-tax, or $1.15 per diluted share), gain on the sale of investments of $7 million ($7 million after-tax, or $0.05 per diluted share), and a loss on the write-down of various investments of $19 million ($19 million after-tax, or $0.16 per diluted share).